SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                   Three year period ending December 31, 2006

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
        Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)


     1.   Name and business address of person filing statement.

          John O. Ambler
          CrossCountry Energy, LLC
          1331 Lamar, Suite 650
          Houston, TX  77010

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

          None.

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          CrossCountry Energy, LLC and its subsidiaries.

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

          I am employed as the Vice President, Public and Government Affairs for CrossCountry Energy, LLC, which holds Enron Corp.'s interests in several interstate natural gas pipeline businesses. In that capacity I represent the businesses and operations with various publics. This often includes providing information on operations that may be of interest to public officials and their constituents, such as pipeline expansions, right-of-way issues and regional investment. My employment may occasionally involve appearances before members of the United States Congress, Congressional committees and their respective staffs. The only interactions thus far occurred on May 5, 2004, when I made courtesy visits advising two members of the Senate Energy Committee staff that Transwestern Pipeline had submitted a FERC application for its proposed San Juan expansion in New Mexico.


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     5.   (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

          See Exhibit A, submitted under a request for confidential treatment.

     (b)  Basis for compensation if other than salary.

          A bonus may be paid in addition to salary.

     6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     (a)  Total amount of routine expenses charged to client: Not applicable.



     (b)  Itemized list of all other expenses: None.



                                   CrossCountry Energy, LLC


Date:  June 11, 2004               By:  /s/ John O. Ambler
     ---------------                  ----------------------
                                   John O. Ambler
                                   Vice President, Public and Government Affairs


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                                  Exhibit Index

A    Compensation to be Received (submitted under a request for confidential treatment).